BULLTICK, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-52493

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 AND ENDING 12/31/2024

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Bulltick, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

333 SE 2nd Avenue, Suite 3950

(No. and Street)

Miami	**FL**	**33131**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William A. Herrera	**305 533-1541**	**bherrera@bulltick.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

HLB Gravier, LLP

(Name – if individual, state last, first, and middle name)

4000 Ponce de Leon Blvd., Suite 610	Coral Gables	FL	33146
(Address)	(City)	(State)	(Zip Code)
09/01/2009		3676	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William A Herrera_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Bulltick, LLC_____, as of December 31_____, 2024___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ANDREA FREITAS
MY COMMISSION # HH 376779
EXPIRES: March 21, 2027

_____
Notary Public

Signature: _____

Title:
Chief Financial Officer and FINOP_____

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

TABLE OF CONTENTS





HLB GRAVIER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers
of Bulltick, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Bulltick, LLC as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Bulltick, LLC as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Bulltick, LLC's management. Our responsibility is to express an opinion on Bulltick, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Bulltick, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

HLB Gravier, LLP

HLB Gravier, LLP

We have served as Bulltick, LLC's auditor since 2007.

Coral Gables, Florida
February 28, 2025

4000 Ponce de Leon Blvd., Suite 610, Coral Gables, FL 33146 • Tel: 305.446.3022 • Fax: 305.446.6319
www.hlbgravier.com

HLB Gravier, LLP is a member of HLB International. A world-wide organization of accounting firms and business advisers.

BULLTICK, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2024

ASSETS		
Cash	$	27,587
Financial instruments owned, at fair value (Note 4)		1,342,552
Receivable from clearing brokers		1,290,466
Deposits with clearing brokers		201,094
Secured demand note receivable		2,000,000
Fees receivable, net		608,899
Due from related parties		8,193
Other assets		31,811
TOTAL ASSETS	**$**	**5,510,602**
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$	757,920
Due to related parties		590,242
Total liabilities before subordinated obligations		1,348,162
Borrowings subordinated to claims of general creditors		2,000,000
Total liabilities		3,348,162
Commitments and contingencies		
Member's equity		2,162,440
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**5,510,602**

The accompanying notes are an integral part of these financial statements.

Note 1 – Organization and Description of Business

Business and Organization
Bulltick, LLC, (the "Company") is a Delaware limited liability company and wholly-owned subsidiary of Bulltick Capital Markets Holdings, LLC which is a Delaware limited liability company (the "Parent").

The Company is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority ("FINRA"), Securities Investor Protection Corporation ("SIPC") and the National Futures Association ("NFA"), and is authorized to conduct securities sales, trading and brokerage activities on a fully-disclosed basis. The Company is also a member of the NASDAQ Stock Market.

The Company acts primarily in an agency capacity for its customers, located mostly within Latin America, providing customers with executions of United States ("US") and European traded equity securities, including Exchange Traded Funds ("ETF's") and American Depository Receipts ("ADR's"), as well as assisting customers with conversions of US listed ADR's with the corresponding locally traded equities, and charging commissions and fees for these services. The Company also trades ETF's, ADRs and foreign debt securities for its own accounts, primarily on a riskless principal basis and acts as placement agent on private placements. The Company's trading operations are in Miami, Florida, with a branch in Shenandoah, Texas and a non-trading representative office in Bogota, Colombia.

The Company is affiliated with various entities by virtue of common ownership with the Parent. Among these affiliates are Bulltick Wealth Management, LLC, an SEC-registered investment advisory firm ("BWM") and Bulltick Insurance Agency, LLC, a state licensed insurance agency.

Government and Other Regulation
The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Note 2 – Summary of Significant Accounting Policies

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America which require, among other things, the use of management's best judgment and the use of estimates. The estimates that affect the reported amounts in the financial statements and accompanying notes may vary from actual amounts.

Revenue Recognition
Revenues from contracts with customers include commissions, conversions, riskless principal transactions, mutual funds, short sale rebates and trailer fees. The recognition and measurement of revenue is based on the assessment of each individual transaction. Judgment is required to determine whether performance obligations are satisfied at a point in time or over time; determine

Note 2 – Summary of Significant Accounting Policies (continued)

the transaction price; allocate the transaction price to the identified performance obligation, and when to recognize revenue. The primary sources of revenue for the Company are as follows:

Commissions – the Company earns commission revenue for executing trades for clients in individual equities, options, fixed income securities, mutual funds and ETF's. Commission revenue associated with trade execution services on a standalone basis, is recognized at a point in time on the trade date when the performance obligation is satisfied. The performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Conversions – the Company earns a conversion fee for ADR conversions for clients, mainly in equities. Conversion revenue associated with trade execution by the sponsor institution is recognized at a point in time on the trade date when the performance obligation is satisfied. The performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Principal transactions – the Company may occasionally carry a position in securities in order to accommodate an anticipated customer order. In such cases, financial instruments owned or sold, but not yet purchased, are carried at fair value, with realized and unrealized gains and losses, including riskless principal markups, reflected in trading activity gains, net in the accompanying statement of operations. Level 1 financial instruments owned are valued at fair value using the closing price of the position. The resulting difference between cost and fair value for all securities and other investments is included in operating results. Principal transactions primarily represent riskless transactions in which the Company, after executing a solicited order, buys or sells securities as principal and at the same time buys or sells the securities with a markup or markdown to satisfy the order. Principal transactions are recognized at a point in time on the trade date when the performance obligation is satisfied. The performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Private securities placement fees – the Company acts as placement agent mostly for several private equity and other private fund asset managers as they seek assistance in raising fund commitments for their pooled investment vehicles. The Company typically earns from the asset management firm a percentage of commitments made by the Company's customers into the corresponding fund(s). The performance obligation is generally satisfied and such placement fees are considered earned once the fund or asset manager accepts the commitment(s) or, if stipulated in the placement agreement, over the period that generates the capital calls to cover our fees. The collection of the placement fees varies per agreement with the asset manager and can be in instalments over several quarters. In situations where a special purpose vehicle (SPV) was formed to consolidate our customer commitments into an underlying private fund, the Company may also charge the investor

Note 2 – Summary of Significant Accounting Policies (continued)

an upfront placement fee which would typically be collected via the SPV and paid to the Company when the first capital call is made.

Short sale rebates – The Company earns rebates when the customers hold financed margin positions. Fees are recorded as earned.

Payment for order flow – the Company may earn fees from market making broker-dealers for certain orders sent to these broker-dealers by the Company.

Mutual funds revenues – The Company has selling agreements with mutual and other fund companies that allow the Company to sell those company's products to its clients which can result in a commission or sales load, and/or a trailer fee as compensation for the placement or distribution of the funds. Fund commissions or sales loads are recognized on a trade date basis and trailer fees are recognized on a monthly basis based on each fund's contract distribution payout.

Interest income is recorded on the accrual basis.

Valuation of Investments in Securities at Fair Value – Definition and Hierarchy
The Company has adopted Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*. In accordance with ASC 820, fair value is defined as the price that the Company would receive to sell an investment or pay to transfer a liability in an orderly transaction with an independent counter-party in the principal market or the absence of a principal market, the most advantageous market for the investment or liability. ASC 820 establishes a three-tier hierarchy to distinguish between (1) inputs that reflect the assumptions markets participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances (unobservable inputs); and establishes a classification of fair value measurements for disclosure purposes.

The hierarchy is summarized in the three broad levels listed below:

Level 1 – quoted prices in active markets for identical investments

Level 2 – other significant observable inputs (including quoted prices for similar investments, interest rates, credits, etc.)

Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of the investments)

See Note 4 for the fair value measurement of the Company's financial instruments and investments.

Note 2 – Summary of Significant Accounting Policies (continued)

Cash Equivalents, Concentrations and Supplement to Statement of Cash Flows
The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits as well as financial institutions outside of the United States of America.

Derivative Financial Instruments
Derivative financial instruments used for trading purposes, including economic hedges of trading instruments are carried at fair value. Derivatives used for economic hedging purposes include futures. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of earnings as trading revenues.

The Company does not apply hedge accounting as defined in ASC 815, *Derivative Instruments and Hedging Activities*, as all financial instruments are measured at fair value with changes reflected in earnings. Therefore, the disclosures required by ASC 815 are generally not applicable with respect to these financial instruments.

The Company had no derivative financial instruments outstanding as of December 31, 2024.

Receivables from Broker-Dealers and Clearing Organizations
The Company's receivables from broker-dealers and clearing organizations include amounts receivable from unsettled trades accrued interest receivable and cash deposits. All Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties. As of December 31, 2024, an allowance for losses was not deemed necessary.

Receivables from Customers
The Company's receivables from its customers include placement fees, trading system login fees, short position rebates and tech short positions. Placement fees are when the Company acts as an agent and receives a fee based on investor commitments. Trading system logins are trading tools extended to customers. Short position rebates and tech short positions represent fees billed based on the position and number of days when customers do not settle on time. To measure the expected credit losses, receivables from customers have been grouped based on shared credit risk characteristics and the days past due. The expected loss rates are based on outstanding balances, days past their due date and the corresponding historical credit losses experienced. Historical loss rates are adjusted to reflect current and forward-looking information and other factors affecting the ability of customers to settle their debts.

The Company accounts for estimated losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, *Financial Instruments - Credit Losses*. FASB ASC 326-20 requires the Company to estimate expected credit

Note 2 – Summary of Significant Accounting Policies (continued)

losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported in Credit Loss expense.

Financial Instruments Owned
Financial instruments owned are comprised of equity and debt securities, all of which are classified as trading securities and are carried at their fair value based on the quoted market prices of the securities as of the measurement date. Net realized and unrealized gains and losses on trading securities are included in trading activity gains in the accompanying statement of operations. For purpose of determining realized gains and losses, the cost of securities sold is based on specific identification.

Income Taxes
The Company is not subject to federal or foreign income taxes as it is a disregarded entity for income tax purposes as a single member limited liability company, whose operations are reflected in the consolidated federal income tax return of the Company's Parent therefore all current and future income tax assessments are attributable to the members of the Parent and no income tax expense is reflected in the statement of operations. Tax years that remain subject to a U.S. Federal Income tax examination are 2022 through 2024. The Company is not subject to state income tax in any of the jurisdictions that it is currently registered in. There are no interests or penalties recognized in the statement of operations. All management fees paid to foreign affiliates comply with U.S. and foreign jurisdictional rules and no tax provision is necessary.

The Company applies ASC740 *"Accounting for Uncertainties in Income Taxes"* as prescribed by the *Accounting Standards Codification,* which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions. Under that guidance the Company assesses the likelihood, based on technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period.

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 – Summary of Significant Accounting Policies (continued)

Segment Reporting
In accordance with ASC 280, *Segment Reporting; improvements to reportable segment disclosures,* the Company adopted the standard effective January 1, 2024, and identified two reportable segments which are identified based on the internal reporting structure used by management to evaluate performance and allocate resources. See the required disclosure in Note 11.

In accordance with ASC 855, *Subsequent Event,* the Company has evaluated subsequent events and transactions for potential recognition or disclosure through February 28, 2025, which is the date the financial statements were available to be issued.

Note 3 – Fees Receivable

Fees receivable are primarily comprised of receivables from mutual fund trailer fees, payment for order flow and private fund placement fees. The Company determined that current expected credit losses for the year ended December 31, 2024 and 2023 was zero based on past events, current conditions and reasonable and supportable forecast. The following table presents the activity and fees receivable balances during the year 2024 and as of December 31, 2024:

Balance, December 31, 2023	$ 719,089
Revenues	2,709,146
Collections	(2,819,336)
Balance, December 31, 2024	**$ 608,899**

Note 4 – Financial Instruments Owned

The Company's assets and liabilities recorded at fair value have been categorized based on the fair value hierarchy and the Company's accounting policies as disclosed in Note 2. The Company had the following financial instruments owned as of December 31, 2024:

		Fair value using		
Description	Level 1	Level 2	Level 3	Assets at fair value
United States Treasury obligations under 1 year	$ 1,342,552	$ -	$ -	$ 1,342,552
Total	**$ 1,342,552**	**$ -**	**$ -**	**$ 1,342,552**

There were no transfers between levels during 2024.

Note 5 – Management Agreements

During 2024, the Company had management agreements with common-owned entities in Miami, Florida. The Company receives management and administrative services, including use of its office facilities in Miami, Florida and Shenandoah, Texas as well as staffing, in consideration of management fees.

Note 6 – Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the SEC, which requires the maintenance of minimum "Net Capital", as defined, of $100,000 and requires that the ratio of "Aggregate Indebtedness" to "Net Capital", each as defined, shall not exceed 15 to 1. At December 31, 2024, the Company's "Net Capital" was $3,655,347, which exceeded requirements by $3,555,347 and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.37 to 1.

Note 7 – Subordinated Borrowing

On April 29, 2022, the Company and one of its Parent's owners (the "SDN Lender") entered into a secured demand note agreement whereby the SDN Lender agreed to lend the Company, upon demand of the Company, up to $2,000,000 (the "SDN"). The SDN is subordinated to the

Company's creditors, carries a 10.00% interest rate per annum on the commitment and on any future borrowings and matures on May 15, 2026. The SDN is secured by a securities portfolio pledged by the SDN Lender and held in an account controlled by the Company at its clearing firm (the "SDN Collateral"). The SDN Collateral must have at least $2,000,000 of collateral value, after securities haircuts. The SDN was structured using FINRA standard language and is considered an equity subordinated obligation. FINRA approved the SDN on May 10, 2022 and the SDN is therefore considered a qualifying subordinated equity obligation in computing the Company's Net Capital. Interest expense on the SDN for the year ended December 31, 2024 was approximately $200,000. The SDN contains an automatic 12-month extension of its maturity date unless the SDN Lender provides written notice of their decision to not extend the SDN at least thirteen months prior to the maturity date. The SDN Lender has indicated they will allow the extension to occur.

Note 8 - Risk Concentrations

<u>Clearing and Depository Concentrations</u>
The clearing and depository operations for the Company's securities transactions are primarily provided by Pershing, LLC, whose principal office is in New Jersey. In addition, the Company may maintain clearing and depository accounts for its futures, foreign exchange and other securities transactions with other clearing brokers.

As of December 31, 2024, deposits at clearing brokers and the amount receivable from clearing brokers included in the accompanying statement of financial condition are held by and due from

Note 8 - Risk Concentrations (continued)

or to these brokers, including $1,491,560 due from Pershing LLC, or approximately 27% of total assets, as of December 31, 2024.

Financial Instruments Owned
The Company's financial instruments holdings are subject to credit risks inherent in the issuing countries, as well as market and other risks. All of the Company's financial instruments owned as of December 31, 2024 were in United States Treasury Obligations maturing within one year.

Financial Instruments Sold, But Not Yet Purchased
The Company's instruments sold, but not yet purchased, if any, may be subject to risks inherent in the issuing countries. As part of the normal course of business, the Company may have short-sale liabilities which are normally collateralized by a portion of the receivable from the clearing brokers. The Company had no financial instruments sold, not yet purchased as of December 31, 2024.

Futures Trading Risks
The Company may enter into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures and are used to meet the needs of customers, conduct trading activities, and manage market risk and are, therefore, subject to varying degrees of market and credit risk.

Futures provide for the delayed delivery of the underlying instrument. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. There were no open trades in futures positions as of December 31, 2024.

Other Risk Concentrations
In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company through its clearing brokers extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company may execute customer transactions involving the sale of financial instruments not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations.

Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers' obligations.

Note 8 - Risk Concentrations (continued)

The Company seeks to control the risks associated with its customers activities by establishing limits on trading activity and, when applicable, by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, require the customer to deposit additional collateral or to reduce positions when necessary.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 9 – Related Party Transactions

<u>Affiliate Pledged Deposit Accounts</u>
Certain members of the Company's management, partners in the Company's holding company and others have opened deposit accounts in their names at the Company's clearing firm, Pershing, LLC. Each of these deposit accounts are withdrawable, at the option of its owner, with one-week notice and the deposit account owners have each signed a limited guarantee in favor of Pershing up to the balance of these deposit accounts. Pershing considers these pledged deposit account balances in its determination of the Company's daily trading limits with clients. As of December 31, 2024, there were approximately $1,251,000 of such pledged deposit account balances at Pershing. The Company is charged the cost of 8% per annum on the outstanding pledged deposit account balances.

Note 10 – Commitments and Contingencies

In the normal course of business, from time to time, the Company may be involved in lawsuits, arbitrations, regulatory examinations, regulatory inquiries and similar reviews, both formal and informal, concerning matters arising in connection with its business. The Company recognizes a liability, and corresponding charge to its earnings, when it is probable that a liability has been incurred, and the amount of the loss can be reasonably estimated. Management believes, based on currently available information, that the results of any matters, in the aggregate, will not have a material adverse effect on the Company's financial statements.

Note 11 – Segment Reporting

The Company has identified two reportable segments based on type of clients served, how compensation within the Company is earned and other factors – institutional and private clients. The institutional segment consists of primarily Latin American financial and other institutional clients such as banks, asset managers, pension plan administrators, investment advisory firms (including clients of the Company's affiliated investment advisory firm, BWM) and other brokerage firms. Private clients consist primarily of brokerage accounts of Latin American ultra-

Note 11 – Segment Reporting (continued)

high net worth and high net worth individuals and their related investment companies, trusts or other structures. The Company's CFO serves as Chief Operating Decision Maker (CODM's) and makes decisions about allocating resources based on gross margin.

Note 12 – Subsequent Events

The Company has evaluated subsequent events and transactions for potential recognition or disclosure through February 28, 2025, which is the date of the financial statements were available to be issued and determined that there were no significant items affecting the accompanying financial statements or requiring disclosure.